xhibit 17.6

Chaim Hurvitz

December 25, 2016

Emerald Medical Applications Corp.
Attention: Board of Directors

To all members of the Board of Director:

I would like to submit my resignation as a director of the company, effective immediately.

Sincerely,

Chaim Hurvitz